Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Alcatel-Lucent’s Board of Directors issues favorable opinion on public exchange offer filed by Nokia

Filing a key step towards proposed combination of Nokia and Alcatel-Lucent

Paris, France, October 29, 2015 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that its Board of Directors has issued a favorable opinion on the public exchange offer filed by Nokia for the shares and OCEANEs of Alcatel-Lucent with the Autorité des marchés financiers.

The filing of the public exchange offer by Nokia is a key step toward the proposed combination with Nokia to create an innovation leader in next-generation technology and services for an IP connected world and follows the receipt by Nokia of anti-trust approval in China from the Ministry of Commerce of the People’s Republic of China (MOFCOM) on October 19, 2015, and authorization from the Ministry of Economy, Industry and Digital Sector in France on October 21, 2015 in accordance with French laws and regulations on foreign investments in France.

On October 28, 2015, taking into account the factors further detailed in the draft note en réponse filed today by Alcatel-Lucent with the AMF, the Board of Directors of Alcatel-Lucent issued a favorable opinion on the public exchange offer, it being specified that, in light of their proposed nomination to the board of directors of Nokia, Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou decided not to participate in the discussions on and not to vote on the reasoned opinion. The participating members of the Alcatel-Lucent board of directors unanimously:

(i)	determined that the public exchange offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including holders of Alcatel-Lucent shares and holders of other Alcatel-Lucent securities);

(ii)	recommended that all holders of Alcatel-Lucent shares and holders of Alcatel-Lucent ADSs tender their Alcatel-Lucent shares and/or their Alcatel-Lucent ADSs pursuant to the public exchange offer; and

(iii)	recommended that all holders of OCEANEs tender their OCEANEs pursuant to the public exchange offer.

Alcatel-Lucent’s Board of Directors made its decision on the basis of a number of factors which include, inter alia, the report issued by Associés en Finance, acting as independent expert in connection with the public exchange offers which concluded that the terms of the public exchange offer by Nokia on Alcatel-Lucent shares and OCEANEs are fair.

The Board of Directors of Alcatel-Lucent draws the attention of the holders of the OCEANEs to the fact that, under the terms of each of the OCEANEs, the opening of the public exchange offer will result in, among other things, a temporary adjustment to the conversion/exchange ratio applicable to each series of OCEANEs and, in certain circumstances, the right of holders of OCEANEs to request early redemption of outstanding OCEANEs during a specified period, at a price calculated in accordance with the terms of the relevant OCEANEs. As a result, holders of OCEANEs will have a number of alternatives to tendering into the public exchange offer available with respect to the OCEANEs held, each of which has different characteristics and is subject to specific risks, which the holders of OCEANEs will have to appreciate based on their specific situation and the then prevailing circumstances.

For further information on such alternatives and on the consequences of the public exchange offer under the terms of each of the OCEANEs, see the documents filed by Alcatel-Lucent and Nokia with the Autorité des marchés financiers in connection with the public exchange offer, and the prospectus applicable to each series of OCEANEs.

The favorable opinion of Alcatel-Lucent’s Board of Directors, the conclusions of the independent expert on the public exchange offer, as well as other information required in accordance with Article 231-26 of the General Regulations of the Autorité des marchés financiers, are annexed hereto. Alcatel-Lucent urges holders of Alcatel-Lucent shares and OCEANEs to carefully read these documents in their entirety and the documents which have been or which will be filed by Alcatel-Lucent and Nokia with the Autorité des marchés financiers in connection with the public exchange offer.

Commenting on behalf of the Alcatel-Lucent Board of Directors and its decision to recommend the proposed transaction, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “We have unanimously given our approval to the public exchange offer with Nokia. In the process, we have underlined our total endorsement of the proposed combination of Nokia and Alcatel-Lucent, its value for our shareholders and benefit for our stakeholders. It will create a global powerhouse in next-generation communications technologies—one sharpened by the technological focus Alcatel-Lucent has adopted under the Shift Plan, and enhanced by its achievement of sustainable profitability over the long-term.”

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SEVERINE LEBRE-BADRE	severine.lebre-badre@alcatel-lucent.com	T: +33 (0)1 55 14 12 54
SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

The offer and the draft response offer document remain subject to the review of the AMF

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,”

“intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with, and cleared by, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with, and cleared by, the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY

WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and/or Alcatel-Lucent (www.alcatel-lucent.com), as applicable.

ANNEX

PRESS RELEASE

FILING OF THE DRAFT OFFER DOCUMENT PREPARED BY

IN RESPONSE TO

THE PUBLIC EXCHANGE OFFER RELATING

TO THE SHARES AND BONDS CONVERTIBLE INTO

NEW SHARES OR EXCHANGEABLE FOR EXISTING SHARES

(OCEANEs) OF ALCATEL-LUCENT INITIATED BY

NOKIA CORPORATION

This press release was prepared by Alcatel-Lucent and disseminated in accordance with Article 231-26 of the general regulations of the Autorité des marchés financiers (the “AMF”).

The offer and the draft response offer document remain subject to the review of the AMF

In accordance with Articles 261-1 et seq. of the AMF General Regulation, the firm Associés en Finance, represented by Bertrand Jacquillat, was appointed as Independent Expert by the board of directors of Alcatel-Lucent. The report of the Independent Expert is included in the draft response offer document.

Alcatel-Lucent is advised by Zaoui & Co. The draft response offer document is available on the Internet websites of Alcatel-Lucent (http://www.alcatel-lucent.com) and the AMF(www.amf-france.org), and may be obtained free of charge from:

Alcatel-Lucent

148-152, route de la Reine

92100 Boulogne- Billancourt

In accordance with the provisions of article 231-28 of the AMF General Regulation, information relating in particular to the legal, financial and accounting aspects of Alcatel-Lucent, will be made available to the public in the same manner as mentioned above, no later than the day preceding the opening of the public exchange offer.

The offer and the draft response offer document remain subject to the review of the AMF

1	PRESENTATION OF THE OFFER

Pursuant to Section III of Book II and more specifically Articles 232-1 et seq. of the AMF General Regulation, Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register, under No. 0112038-9, with registered office at Karaportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), irrevocably offers to the shareholders and holders of OCEANEs of Alcatel Lucent, public limited company (société anonyme) with a share capital of EUR 142,019,118.80 divided into 2,840,382,376 shares with a nominal value of EUR 0.05 each, having its registered office at 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under No. 542 019 096 (“Alcatel Lucent” or the “Company”), to exchange pursuant to the conditions described in the draft offer document filed with the AMF by Nokia on October 29, 2015 (“Draft Offer Document”) (the “Offer”):

•	all the shares of the Company listed on Euronext Paris (Compartment A) under code ISIN FR0000130007, mnemonic “ALU” (the “Shares”) at an exchange ratio of 0.5500 Nokia share for 1 Share;

•	all the OCEANEs 2018 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code ISIN FR0011527225, mnemonic “YALU”, at an exchange ratio of 0.6930 Nokia share for 1 OCEANE 2018;

•	all the OCEANEs 2019 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code FR0011948306, mnemonic “YALU1”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2019;

•	all the OCEANEs 2020 (as defined in Section 1.3.3 of the draft response offer document) of the Company listed on Euronext Paris under code FR0011948314, mnemonic “YALU2”, at an exchange ratio of 0.7040 Nokia share for 1 OCEANE 2020;

the OCEANEs 2018, OCEANEs 2019 and OCEANEs 2020 shall, henceforth, be referred to as the “OCEANEs” and, together with the Shares, as the “Securities”.

The Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Shares held in treasury), namely, according to the Draft Offer Document and to the knowledge of the Company, 2,840, 382,376 Shares; and

•

which may be issued before the closing of the Offer or the Reopened Offer (as this term is defined in Section 1.3.12 of this draft response offer document), following (i) the conversion of OCEANEs (namely, to the knowledge of the Company at the date of this draft response offer document, a maximum of

The offer and the draft response offer document remain subject to the review of the AMF

801,221,218 Shares) or (ii) the exercise of Alcatel Lucent stock options (namely, to the knowledge of the Company at the date of this draft response offer document, a maximum of 84,050,881 Shares) (the “Stock Options”);

namely, a maximum number of 3,725,654,475 Shares targeted by the Offer, according to the Draft Offer Document;

•	all of the Company’s 2018 OCEANEs, namely, according to the Draft Offer Document, 349,413,670 2018 OCEANEs.

•	all of the Company’s 2019 OCEANEs, namely, according to the Draft Offer Document, 167,500,000 2019 OCEANEs.

•	all of the Company’s 2020 OCEANEs, namely, according to the Draft Offer Document, 114,499,995 2020 OCEANEs.

The performance shares of Alcatel Lucent (the “Performance Shares”) are not targeted by the Offer, unless they have vested prior to the date of closing of the Offer or the Reopened Offer and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). The Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer subject to conditions described under Section 1.35. of the draft response offer document; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

The Offer is subject to the following conditions precedent, described in detail in Section 1.3.10 of the draft response offer document:

•	tender into the Offer and the U.S. Offer (as defined below) of Shares representing more than 50% of the Company Shares on a fully diluted basis on the date of the publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer; and

•	approval by the extraordinary general meeting of Nokia’s shareholders, convened on October 22, 2015 and scheduled to take place on December 2, 2015, of the resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

The Offer is presented by Société Générale which, in accordance with the provisions of Article 231-13 of the AMF General Regulation, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in relation to the Offer.

The Offer will be conducted using the standard procedure in accordance with the provisions of Articles 232-1 et seq. of the AMF General Regulation.

A separate offer is made in the United States, on financial terms and conditions which are identical to those of this Offer, to all holders of American Depositary Shares of Alcatel Lucent listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALU” (the “ADSs”) wherever located, as well as to all U.S. holders of Shares and OCEANEs (the “U.S. Offer” and, together with the Offer, the “Offers”).

The offer and the draft response offer document remain subject to the review of the AMF

Holders of ADSs and U.S. holders of Shares and OCEANEs may not tender their Securities in the Offer. The holders of ADSs, wherever located, and the U.S. holders of Shares and OCEANEs may only tender their Securities in the U.S. Offer.

Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

2	CONTEXT OF THE OFFER

Following various exchanges during which representatives of Nokia and Alcatel-Lucent discussed the key terms of a potential combination of the business of Alcatel-Lucent and Nokia, the respective boards of directors of Nokia and Alcatel-Lucent approved the terms of a memorandum of understanding (the “Memorandum of Understanding”). The Memorandum of Understanding was executed on April 15, 2015.

Following the execution of the Memorandum of Understanding, Nokia and Alcatel-Lucent promptly began the filings and regulatory review processes in all relevant jurisdictions necessary for the consummation and implementation of the Offer and the combination of the businesses of Nokia and Alcatel-Lucent. As of the date hereof, all material regulatory approvals for the Offer have been received.

On October 22, 2015, the board of directors of Nokia approved the submission of the Offer.

On October 28, 2015, Alcatel-Lucent’s board of directors unanimously determined that the Offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including the holders of Shares and holders of other Securities), as further described in section 5 of this press release.

3	REASONS FOR THE OFFER

Nokia believes that the combination of Nokia’s and Alcatel-Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Offer, Nokia will be well-positioned to create the foundation of seamless connectivity for people and things wherever they are. Nokia believes that this foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The strategic rationale for combining the two companies includes:

•	creation of an end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

•	complementary offerings, customers and geographic footprint;

•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

The offer and the draft response offer document remain subject to the review of the AMF

•	the recent execution track-record on both sides and common vision for the future;

•	the opportunity to realize significant cost savings and other synergies; and

•	the development of a robust capital structure and strong balance sheet.

4	AGREEMENTS THAT MAY HAVE AN IMPACT ON THE ASSESSMENT OF THE OFFER OR ITS OUTCOME

Alcatel-Lucent and Nokia have entered into a Memorandum of Understanding on April 15, 2015, as amended on October 28, 2015 (as further described in section 1.2.2 of the draft response offer document).

Certain Alcatel-Lucent Shares resulting from the acceleration mechanisms applicable to stock option plans and performance share plans and from the grant of Alcatel-Lucent Shares in lieu of the 2014 stock options plan will be sold by the beneficiaries on the market during the subsequent offer.

Liquidity mechanisms will be offered by Nokia to certain beneficiaries of Alcatel-Lucent stock options and performance shares plans in order to enable them, under certain conditions, to exchange the Alcatel-Lucent shares they are entitled to receive pursuant to these plans for Nokia shares according to the public exchange offer ratio, without tendering to the Offer.

5	REASONED OPINION OF THE BOARD OF DIRECTORS

In accordance with Article 231-19 of the AMF General Regulation, Alcatel-Lucent’s board of directors met on October 28, 2015 to provide its assessment of the Offer and the expected impact of the Offer on Alcatel-Lucent, holders of Securities and employees of Alcatel-Lucent.

The defined terms used in the reasoned opinion below correspond to the defined terms used in the draft response offer document.

In accordance with Article 231-19 of the AMF General Regulation, and pursuant to the provisions of the Memorandum of Understanding, Alcatel-Lucent’s board of directors was required to provide its assessment of the Offer and the expected impact of the Offer on Alcatel-Lucent, holders of Securities and employees of Alcatel-Lucent.

The offer and the draft response offer document remain subject to the review of the AMF

The Chairman of Alcatel-Lucent’s board of directors reminded the members of the rationale and the main terms and conditions of the proposed combination of the businesses of Alcatel-Lucent and Nokia, as agreed in the Memorandum of Understanding, dated as of April 15, 2015 as amended by the amendment to the Memorandum of Understanding dated as of October 28, 2015, and as announced on April 15, 2015. The Chairman also notes that the Offer is expected to be filed with the AMF on October 29, 2015.

The Chairman noted to the members that Alcatel-Lucent’s board of directors had received the report of Associés en Finance (the “Independent Expert”), which was appointed as independent expert in accordance with Article 261-1 et seq. of the AMF General Regulation, on the financial terms of the Offer (the “Independent Expert Report”).

The Chairman also noted to the members that representatives of Zaoui presented their oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

Alcatel-Lucent’s board of directors has also taken the following into consideration:

•	Premium of Exchange Ratio Over Shares Trading Price. Alcatel-Lucent’s board of directors considered that, based on the closing share price of Nokia shares of EUR 7.77 on April 13, 2015, the exchange ratio offered an equivalent of EUR 4.27 per Share (or EUR 4.48 per Share on a fully diluted basis), and valued Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to:

•	a premium to holders of Shares of 11% and a fully diluted premium of 16%, in each case based on the closing price of Shares (on Euronext Paris) as of April 13, 2015;

•	a premium to holders of Shares of 18% and a fully diluted premium of 24%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning March 16, 2015 and ending April 13, 2015;

•	a premium to holders of Shares of 28% and a fully diluted premium of 34%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning January 14, 2015 and ending April 13, 2015;

•	a premium to holders of Shares of 48% and a fully diluted premium of 55%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning October 14, 2014 and ending April 13, 2015; and

•	a premium to holders of Shares of 54% and a fully diluted premium of 61%, in each case based on the weighted average price of Shares (on Euronext Paris) for the period beginning April 11, 2014 and ending April 13, 2015.

The fully diluted premiums above reflect the implied premium paid by Nokia to Alcatel-Lucent’s market capitalization, based on volume weighted average price of Shares over the referenced period, as adjusted for the dilutive effect of the OCEANEs, which represent a substantial portion of Shares on a fully diluted basis.

The offer and the draft response offer document remain subject to the review of the AMF

•	Exchange Ratio for the OCEANEs. Alcatel-Lucent’s board of directors considered that the exchange ratio applicable to each series of OCEANEs pursuant to the Offer is based on the conversion/exchange ratio applicable to that series, including the temporary adjustment to each of the conversion/exchange ratios as a result of the opening of the Offer in accordance with the terms and conditions set out in the prospectus of each series of OCEANEs. The exchange ratio would represent a premium to the historical trading prices of each series of OCEANEs over various periods, including, based on the closing price of Nokia shares of EUR 7.77 on April 13, 2015, a premium to holders of OCEANEs 2018 of 28%, a premium to holders of OCEANEs 2019 of 13% and a premium to holders of OCEANEs 2020 of 13%, based on the closing prices of each series of OCEANEs (on Euronext Paris) as of April 13, 2015 and an opening date of the Offer of November 18, 2015. Alcatel-Lucent’s board of directors considered the conclusions of Associés en Finance reflected in the Independent Expert Report. In particular, according to the Independent Expert Report, as of April 9, 2015, which was assumed by the Independent Expert to be the latest date prior to rumors of a possible transaction between Alcatel-Lucent and Nokia, the Offer with respect to the holders of OCEANEs holders displayed a premium to the intrinsic value (i.e. the value calculated based on certain assumptions defined by the Independent Expert) and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic values of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 OCEANEs and the 2020 OCEANEs based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the Independent Expert’s estimated intrinsic value of the OCEANEs following completion of the Offer, the exchange ratio represents a premium of between 2.0% and 4.8% for the 2018 OCEANEs, a discount of between 0.4% and 3.5% for the 2019 OCEANEs and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANEs. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at October 23, 2015. The Independent Expert Report also noted that it is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. The Independent Expert Report noted that holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. The Independent Expert Report also noted that, on the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. The Independent Expert Report concluded that the exchange ratio of 0.6930 Nokia shares for one OCEANE 2018, 0.7040 Nokia shares for one OCEANE 2019 and 0.7040 Nokia shares for one OCEANE 2020 is fair.

•	Participation in the Future of the Combined Businesses. Alcatel-Lucent’s board of directors considered that the combination of the businesses will continue to offer holders of the Securities who participate in the Offer and receive Nokia shares the opportunity to participate in any future earnings or growth of the combined businesses of Alcatel-Lucent and Nokia and benefit from any potential future appreciation in the value of the Nokia shares. In particular, Alcatel-Lucent’s board of directors considered the following factors in relation to participation of holders of the Securities in the future of the combined businesses:

The offer and the draft response offer document remain subject to the review of the AMF

•	a combination of the businesses of Nokia and Alcatel-Lucent would offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications and provide a platform to accelerate Alcatel-Lucent’s strategic vision, with the financial strength and critical scale needed to develop the next generation of network technology, including 5G;

•	the combined businesses would be expected to have strong innovation capabilities, with Alcatel-Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which Nokia stated would remain as a separate entity with a clear focus on licensing and the incubation of new technologies, and with more than 40,000 R&D employees and investment of EUR 4.7 billion in R&D in 2014, the combined businesses would be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging;

•	Alcatel-Lucent and Nokia also have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific, and would be expected to bring together complementary strengths in fixed and mobile broadband, IP routing, core networks, cloud applications and services;

•	the combined businesses would be positioned to target a larger addressable market with an improved growth profile as compared to Alcatel-Lucent as a standalone business, and the belief of Alcatel-Lucent’s board of directors that consumers are increasingly seeking to access data, voice and video across networks, creating an environment in which technology that used to operate independently now needs to work together, and the belief of Alcatel-Lucent’s board of directors that the combined businesses would be well-placed to assist telecom operators, internet providers and other large enterprises address this challenge;

•	the combination of the businesses of Alcatel-Lucent and Nokia would target approximately EUR 900 million of full-year operating cost synergies within three years, assuming closing of the transaction in the first half of 2016, in a wide range of areas, including (i) organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations; (ii) reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs; (iii) procurement given expanded purchasing requirements of the combined businesses; and (iv) R&D efficiencies, particularly in wireless;

•	the combined businesses would also target reductions in interest expenses of approximately EUR 200 million to be achieved on a full year basis in 2017, with the Offer expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017;

The offer and the draft response offer document remain subject to the review of the AMF

•	the combined businesses would be expected to have a strong balance sheet;

•	Nokia has stated its intention to maintain its long term target to return to an investment grade credit rating and manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness, including through exercise of an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the Offer, with no expected cash outflow;

•	although Nokia has stated that it has suspended its capital structure optimization program, including suspending the share repurchase program execution, until the completion of the Offer, it has also indicated that it intends to evaluate the resumption of a capital structure optimization program for the combined businesses of Alcatel-Lucent and Nokia;

•	Nokia’s statement that Nokia Technologies, a source of innovation, expertise and intellectual property, would not be impacted by the Offer and will remain as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program; and

the combined businesses of Alcatel-Lucent and Nokia, would be expected to have increased scale and scope in a variety of dimensions, including increased financial scale, greater diversification of markets, and a larger product portfolio than Alcatel-Lucent alone, thereby diversifying certain of the risks associated with holding the Securities alone.

•	Enhanced Scale. Alcatel-Lucent’s board of directors considered that the enhanced scale of the combined businesses of Alcatel-Lucent and Nokia would allow more effective competition in an economically challenging environment. Alcatel-Lucent’s board of directors also recognized that a combination of the businesses of Alcatel-Lucent would be consistent with market preference for large vendors with scale and scope, particularly in the context of the advent of 5G and related required investments.

•	Rights Attaching to New Nokia Shares. Alcatel-Lucent’s board of directors considered that the new Nokia Shares will have the same rights and benefits as all existing ordinary shares of Nokia, including the right to any future dividend.

•

Integration and Reorganization. Alcatel-Lucent’s board of directors considered Nokia’s announcement that the strategic direction of Alcatel-Lucent will be to continue to offer leading solutions in Alcatel-Lucent’s business lines by taking advantage of the increased customer base attributable to the combination of Nokia and Alcatel-Lucent. Nokia has stated that it intends to integrate Alcatel-Lucent into the Nokia group as soon as possible after the completion of the Offer. In addition, Nokia has stated that as soon as possible following the completion of the Offer, it intends to propose changes to the composition of the Alcatel-Lucent board of directors. The composition of the Alcatel-Lucent board of directors will take into account the new share ownership structure of Alcatel-Lucent and in particular, the ownership level of Nokia. Nokia has also stated that it currently expects that after the completion of the Offer, the Nokia Networks

The offer and the draft response offer document remain subject to the review of the AMF business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has stated that these business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. Nokia has stated that the business group leaders would report directly to Nokia’s President and Chief Executive Officer and stated the following:

•	Mobile Networks (MN) would include Nokia’s and Alcatel-Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel-Lucent’s Microwave business and all of the combined company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services.

•	Fixed Networks (FN) would comprise the current Alcatel-Lucent Fixed Networks business whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point.

•	Applications & Analytics (A&A) would combine the Software and Data Analytics-related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future.

•	IP/Optical Networks (ION) would combine the current Alcatel-Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) startup, Nuage, plus Nokia’s IP partner and Packet Core portfolio. IP/Optical Networks would continue to drive Alcatel-Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech-centric enterprise customers.

•	Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

The offer and the draft response offer document remain subject to the review of the AMF

Nokia has also stated that it expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia has also stated that it expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for Nokia investors over the performance of each of them.

•	Strategic Announcements by Nokia. Alcatel-Lucent’s board of directors considered Nokia’s announcement on August 3, 2015, of its agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Alcatel-Lucent’s board of directors considered that strategic alternatives with respect to HERE were taken into account at the time of approval of the entry of Alcatel-Lucent into the Memorandum of Understanding.

•	Strategic Decision by Alcatel. Alcatel-Lucent’s board of directors considered Alcatel-Lucent’s decision, announced on October 6, 2015, that it will continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks or ASN, as a wholly owned subsidiary. Alcatel-Lucent’s board of directors considered that ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification in the Oil & Gas Sector. Alcatel-Lucent’s board of directors considered that possible strategic alternatives with respect to ASN were taken into account at the time of approval of the entry of Alcatel-Lucent into the Memorandum of Understanding.

•	Conditions to the Filing of the Offer. In accordance with the terms and conditions of the Memorandum of Understanding the filing of the Offer is subject to the fulfillment of certain conditions contained in the Memorandum of Understanding. In particular, Alcatel Lucent’s board of directors notes that:

•	Nokia has obtained all required antitrust and competition approvals (including from the European Commission, the United States and China);

•	Nokia has obtained approval from the Committee on Foreign Investment in the United States;

•	Nokia has obtained approval from Ministry of Economy, Industry and Digital Technology of the French Republic pursuant to applicable regulation on foreign investments in France (articles L. 151-1 et seq. and R. 153-1 et seq. of the French monetary and financial Code);

•	all approvals from the banking and insurance regulators have been obtained, including the European Central Bank, required due to the indirect change of control of certain subsidiaries; and

The offer and the draft response offer document remain subject to the review of the AMF

•	Nokia’s board of directors has recommended that the shareholders of Nokia approve the authorization for the Nokia board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer, and has not subsequently withdrawn such recommendation.

•	Conditions to the Completion of the Offer. In accordance with French law and the AMF General Regulation, the Memorandum of Understanding, the exchange offer/prospectus and the Draft Offer Document prepared by Nokia, the completion of the Offer is subject to the main following conditions:

•	the Minimum Tender Condition; and

•	the approval by Nokia shareholders’ extraordinary meeting, convened on October 22, 2015 and to be held on December 2, 2015, of the resolution pertaining to the authorization granted to Nokia’s board of directors to issue Nokia shares in consideration for the Securities tendered into the Offer and, if applicable, into the Reopened Offer.

Alcatel-Lucent’s board of directors considered that, subject to applicable SEC and AMF rules and regulations, Nokia reserves the right, in its sole discretion, to waive the Minimum Tender Condition to any level at or above the Mandatory Minimum Acceptance Threshold.

•	Other Provisions of the Memorandum of Understanding. Alcatel-Lucent’s board of directors considered that the provisions of the Memorandum of Understanding, including the obligations of Alcatel-Lucent under the Memorandum of Understanding, and the transactions contemplated thereby continue to be in the best interests of Alcatel Lucent, its employees and its stakeholders (including holders of the Shares and holders of other Securities).

•	Previous Opinion of Alcatel-Lucent’s Financial Advisor. Alcatel-Lucent’s board of directors considered the oral opinion of Zaoui delivered to it on April 14, 2015, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of the Shares, including the ADSs, pursuant to the Offer was fair from a financial point of view to such holders.

•	Draft Offer Document. The Alcatel Lucent’s board of directors considered the Draft Offer Document prepared by Nokia, including the reasons for the Offer, Nokia’s intentions following completion of the Offer, the agreements that may have an impact on the Offer, the terms of the Offer, the assessment of the exchange ratio and the valuation analysis prepared by Société Générale, acting as the presenting bank in connection with the French Offer, which Nokia intends to file together with the Offer with the AMF on October 29, 2015.

The offer and the draft response offer document remain subject to the review of the AMF

•	Finnish Listing Prospectus. The Finnish listing prospectus for the listing of Nokia shares on Nasdaq Helsinki, which was approved by the Finnish Financial Supervisory Authority on October 23, 2015 and which was passported into France on October 26, 2015 for listing of Nokia shares on the Euronext Paris, and in particular the sections entitled “The Alcatel-Lucent Transaction”, “The Memorandum of Understanding” and “The Exchange Offer”, which describe the Offer and the combination of the businesses of Alcatel-Lucent and Nokia.

•	Finnish Proxy Materials. The Finnish proxy materials made available to Nokia’s shareholders on October 26, 2015, and in particular the section entitled “Recommendation of Nokia’s Board of Directors” which contained the recommendation of Nokia’s board of directors that the shareholders of Nokia approve the authorization for Nokia’s board of directors to issue such number of new Nokia shares as may be necessary for delivering the Nokia shares offered in consideration for the Securities tendered into the Offer and for the completion of the Offer.

•	US Offer/Prospectus. The US Offer/prospectus included in the registration statement on Form F-4 filed by Nokia with the SEC on August 14, 2015, as amended on October 22, 2015, and in particular the section entitled “Reasons for the Exchange Offer” which described the rationale for the combination of the businesses of Alcatel-Lucent and Nokia and the section entitled “Risk Factors” which described the principal risks related to the Offers and Nokia.

•	Alcatel-Lucent French Group Committee Information. The information document provided by Nokia to the Alcatel-Lucent French Group Committee on the Offer and their opinion dated June 1, 2015, as well as the report of the advisor appointed by the Alcatel-Lucent French Group Committee dated May 22, 2015.

•	Draft Response Offer Document. The Draft Response Offer Document prepared by Alcatel-Lucent.

Based on the Independent Expert Report, Alcatel-Lucent’s board of directors also acknowledged that when considering the exchange ratio offered in the Offer to the Company holders of the Securities, the Independent Expert stated in its Independent Expert Report that:

•	The Offer is optional for both holders of the Shares and holders of OCEANEs in the sense that they can choose to tender their securities into the Offer or not.

•	The Independent Expert’s work, through a multi-criteria analysis, had led to the following results:

•	The exchange ratio of 0.5500 Nokia share for 1 Share shows a premium of +6% to the implied ratio based on share prices as of April 9, 2015 and a premium between +9% and +14%, for the 1, 2 and 3 month volume weighted average prices of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel-Lucent and Nokia, it is likely that the price of the Shares was already incorporating a speculative premium. As a matter of fact, the exchange ratio for the 6 and 9 month volume weighted average prices before April 9, 2015, shows a premium of +27% and +29% respectively.

The offer and the draft response offer document remain subject to the review of the AMF

•	Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on market forecast consensus as of October 23, 2015, leads up to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•	The intrinsic valuation of Alcatel-Lucent and Nokia based on the discounted cash flow methodology (DFC to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing as of October 23, 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Share provides a premium of +6% to +14% to these implied parities.

•	Based on the above, at 0.5500 Nokia share for 1 Share, the exchange ratio is fair for holders of the Shares.

•	The Offer, in respect of both the Shares and OCEANEs, entails a change, during the offer period, in the conversion/exchange ratios of each series of OCEANEs. The Offer with respect to each series of OCEANEs takes into account this adjustment to the conversion/exchange ratio. Thus, the number of Nokia shares to be exchanged will depend on the success ratio of the Offer, in particular with respect to each series of OCEANEs. However, regardless of the result of the Offer with respect to each series of OCEANE and the number of Nokia shares that will consequently be issued, the exchange ratio of 0.5500 Nokia shares per Share is higher than the implicit parities coming from the discounted cash flow calculation performed by the Independent Expert based on market conditions as of October 23, 2015. Hence confirming that the Offer is fair with respect to the Shares.

•	Beyond the premium that holders of the Shares will get compared to the intrinsic valuation, holders of the Shares that tender their Shares, will become holders of Nokia shares, one of the most liquid shares of the Euro zone, and it is expected that the liquidity of the Nokia shares will further increase should the Offer be successful. In addition, those holders of Nokia shares will be in a position to benefit from the potential incremental value creation if the planned synergies materialize.

•	The Offer is optional for the holders of OCEANEs and allows them, should they tender their OCEANEs, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANEs into the Shares and then to tender these Shares into the Offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

•

As of April 15, 2015, the date of announcement of the contemplated combination, the Offer with respect to the holders of OCEANEs displayed a premium to the intrinsic value and to the listed price of each series of OCEANEs. The Independent Expert Report noted that as of October 23, 2015, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANEs and a very small discount (below 5%) to the listed and intrinsic values of the 2019 OCEANEs and the 2020 OCEANEs based on their respective 1-month and 3-month averages. In particular, the Independent Expert Report noted that, based on the Independent Expert’s estimated intrinsic value of the OCEANEs following completion of the Offer, the

The offer and the draft response offer document remain subject to the review of the AMF exchange ratio represents a premium of between 2.0% and 4.8% for the 2018 OCEANEs, a discount of between 0.4% and 3.5% for the 2019 OCEANEs and between a premium of 0.3% and a discount of 2.9% for the 2020 OCEANEs. The exchange ratio proposed for the 2019 OCEANEs and the 2020 OCEANEs pursuant to the Offer is equivalent to the spot listed prices of the OCEANE bonds and to their intrinsic values at October 23, 2015. It is important to mention that the listed prices and the intrinsic values of the OCEANE reflect current market conditions and current liquidity levels. Holders of OCEANEs that choose to keep their OCEANEs would, should the Offer be successful, take the risk of a substantial drop in liquidity of the underlying Shares and of the OCEANEs. On the other hand, should the Offer fail, such holders of OCEANEs would take the risk of a potential drop in the price of the Shares. Hence, the exchange ratio of 0.6930 Nokia shares for one 2018 OCEANE, 0.7040 Nokia shares for one 2019 OCEANE and 0.7040 Nokia shares for one 2020 OCEANE is fair.

Alcatel-Lucent’s board of directors considered that, based on the valuation work of the Independent Expert and the above explanations, the Independent Expert concluded that the terms of the Offer by Nokia for the Shares and OCEANEs are fair.

Alcatel-Lucent’s board of directors considered that the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, would be fully reproduced in Section 5 of the Response Offer Document available to holders of the Securities.

Finally, Alcatel-Lucent’s board of directors reviewed the potential consequences of the Offer on the stakeholders of Alcatel-Lucent, including the employees of Alcatel-Lucent, and acknowledged the following:

•	Continued Presence in France. Nokia has stated that it is a global company, with deep roots and heritage in many parts of the world and that when it joins with Alcatel-Lucent, Nokia expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia has stated that it intend to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France. Nokia has stated that consistent with this goal, it expected that after the completion of the Offer Nokia will have a presence in France that spans leading innovation activities including a 5G/Small Cell Research & Development Centre of Excellence; a Cyber-Security lab similar to Nokia’s existing facility in Berlin designed to support European collaboration on the topic; and a continued focus on Bell Labs and wireless Research & Development. Nokia has stated that engaging with and supporting projects and academic efforts that enhance the development of future technologies will remain an important priority.

•	Employment in France. Nokia has also stated that it intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, Nokia has stated that it expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G, to ensure ongoing support for customers, activities for support services, and that pre- and post-sales are expected to continue as well. In the context of the proposed combination with Alcatel-Lucent and subject to its consummation, Nokia has stated that its commitments in France relating to employment are the following:

The offer and the draft response offer document remain subject to the review of the AMF

•	Follow the Shift plan commitments regarding the level of employment in France, for a period of at least two years after the completion of the Offer. The base comprises Alcatel-Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN (Alcatel-Lucent Submarine Networks) and EU factory (Landing point of the reference perimeter is 4200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

•	Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the Completion of the Offer, with a focus on augmenting existing activities, functions, and advanced research work;

•	Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2000 people to 2500 people including the recruiting of at least 300 newly graduated talents over the coming three years. The R&D employment level will be maintained for a period of at least four years after the completion of the Offer;

•	Localize in France worldwide technology centers of expertise following the completion of the Offer, including in the areas of: 5G and Small Cells R&D to anchor France in the future of wireless activities for the combined group, as France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks; IP management platforms (incl. Software Defined Networking); cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel-Lucent with Thalès; Bell Labs; and Wireless Transmission;

•	A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members; maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of local support services and local pre- and post-sales resources for France and selected European & African countries; and

•	Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and Alcatel-Lucent.

•

Additional French Commitments. Nokia has stated that in its discussions with the French government, Nokia has confirmed that France will play a leading role in the combined company’s R&D operations. Nokia will build on the strong competencies in

The offer and the draft response offer document remain subject to the review of the AMF the country within key technology areas, on the existing presence of Alcatel-Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities. In addition to the employed-related commitments described in Section 1.2.2 “Intentions of Nokia with respect to Employment” in the Draft Offer Document, Nokia has stated that it has made the following commitments in the context, and subject to, the proposed combination with Alcatel-Lucent:

•	Alcatel-Lucent will be represented by three board members in the combined company. Nokia will be also listed on Euronext Paris. The combined company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

•	Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the completion of the Offer, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

•	Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel-Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel-Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet, Internet of Things connectivity and cyber-security.

•	Nokia has stated that following the completion of the Offer, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

•	Nokia has committed, upon completion of the Offer, to providing regular updates to the French government as the integration of the two companies progresses.

•	Employee Arrangements. Pursuant to the Memorandum of Understanding, Alcatel-Lucent agreed to accelerate or waive certain terms of the Stock Options, Performance Shares and Performance Units in connection with the Offer, subject to certain conditions. Pursuant to the Memorandum of Understanding, Nokia and Alcatel-Lucent have also agreed to enter into Liquidity Agreements with certain holders of Stock Options, Performance Shares and Performance Units, pursuant to which such holders would be entitled to receive Nokia shares under certain circumstances.

•

Employee Considerations. Alcatel Lucent completed the consultation with its French Group Committee as required by applicable French regulations. The French Group Committee indicated in its opinion of June 1, 2015 that it did not oppose the proposed

The offer and the draft response offer document remain subject to the review of the AMF combination of Alcatel Lucent with Nokia. Alcatel Lucent’s board of directors considered that Alcatel Lucent’s employees would benefit from the combination due to multiple factors, including the enhanced scale of the combined businesses of Alcatel Lucent and Nokia, the stability provided by the combined balance sheet of Alcatel Lucent and Nokia and the commitments made by Nokia in relation to employment, as further described above.

•	Customers and Suppliers Support. Alcatel Lucent’s board of directors considered that there is substantial support from customers and suppliers for the combination of the businesses of Alcatel Lucent and Nokia, including as a result of the enhanced scale of the combined businesses of Alcatel Lucent and Nokia and as a result of the stability provided by the combined balance sheet of Alcatel Lucent and Nokia.

•	Governance of Alcatel-Lucent. Nokia has stated that Alcatel-Lucent’s board of directors, in case of success of the Offer, will immediately reflect the new share ownership structure of Alcatel-Lucent, and in particular, the ownership level of Nokia. Alcatel-Lucent’s board of directors expects that Alcatel-Lucent’s board of directors will be mainly composed of Nokia representatives, with remaining positions being held by independent directors in accordance with the requirements of the AFEP-MEDEF Code, to the extent applicable to Alcatel-Lucent at the relevant time

•	Governance of Nokia. Nokia has committed pursuant to the Memorandum of Understanding for the Corporate Governance & Nomination committee of Nokia’s board of directors and Alcatel-Lucent to jointly identify three nominees to Nokia’s board of directors and has nominated Mr. Louis R. Hughes, Mr. Jean C. Monty and Mr. Olivier Piou. Nokia further nominated Mr. Piou as the Vice Chairman of Nokia’s board of directors. Alcatel-Lucent’s board of directors considered that the election of these director nominees would be subject to a completion of the Offer and the approval at Nokia’s extraordinary general meeting by Nokia shareholders representing at least a majority of the votes cast. Alcatel-Lucent’s board of directors also considered that on October 7, 2015, Nokia announced the planned leadership of Nokia post-completion of the Offer. However, no resolution regarding the composition of the Nokia Leadership team following the completion of the Offer has been made.

Alcatel-Lucent’s board of directors considered that Nokia has stated that no resolution had been made as to which of the abovementioned persons would serve as members of the Nokia Group Leadership Team after the completion of the Offer. The proposed appointments would only be implemented after the successful completion of the Offer and be subject to the completion of the relevant works council consultation procedures, if any.

As a result of the foregoing, the participating members of the Alcatel-Lucent’s board of directors, taking into account the factors above, unanimously:

(i)	determined that the Offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including the holders of the Shares and holders of other Securities);

(ii)	recommended that all holders of Shares and holders of ADSs tender their Shares and/or their ADSs pursuant to the Offer; and

The offer and the draft response offer document remain subject to the review of the AMF

(iii)	recommended that all holders of OCEANEs tender their OCEANEs pursuant to the Offer.

Alcatel-Lucent’s board of directors draws the attention of the holders of the OCEANEs to the fact that, under the terms of each of the OCEANEs, the opening of the Offer will result in, among other things, a temporary adjustment to the conversion/exchange ratio applicable to each series of OCEANEs and, in certain circumstances, the right of holders of OCEANEs to request early redemption of outstanding OCEANEs during a specified period, at a price calculated in accordance with the terms of the relevant OCEANEs. As a result, holders of OCEANEs will have a number of alternatives to tendering into the Offer available with respect to the OCEANEs held, each of which has different characteristics and is subject to specific risks, which the holders of OCEANEs will have to appreciate based on their specific situation and the then prevailing circumstances.

For further information on such alternatives and on the consequences of the Offer under the terms of each of the OCEANEs, see the prospectus applicable to each series of OCEANEs, Section 1.3.3 “Position of OCEANEs holders” above and the Independent Expert Report fully reproduced in the draft response offer document.

The board of directors noted that all the members of Alcatel-Lucent’s board of directors (Mr. Philippe Camus, Mr. Francesco Caio, Ms. Carla Cico, Mr. Stuart E. Eizenstat, Ms. Kim Crawford Goodman, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou, Mr. Jean-Cyril Spinetta and Ms. Sylvia Summers) confirmed that, within the limit provided by Article 12 of the By-Laws of Alcatel-Lucent (i.e., each member shall retain 500 Shares), he or she intends to validly tender or cause to be validly tendered pursuant to the Offer all Securities held of record or beneficially owned by such director immediately prior to the expiration of the Offer, as it may be extended (other than Securities for which such holder does not have discretionary authority). In addition, the 2010 annual shareholders meeting of Alcatel-Lucent authorized the payment of additional attendance fees (jetons de présence) to directors, subject to each director (i) using the additional fees received (after taxes) to purchase Shares and (ii) holding the acquired Shares for the duration of his or her term of office. As a result, each member of Alcatel-Lucent’s board confirmed that he or she will hold any Shares purchased with these additional fees for so long as he or she remains a director of Alcatel Lucent and any such restrictions remain applicable.

The terms of Alcatel Lucent’s Performance Shares plans and related decisions of Alcatel Lucent’s board of directors require that Mr. Philippe Camus continues to hold the Shares granted in connection therewith and the Shares purchased in connection therewith for so long as he remains the Chairman of Alcatel Lucent’s board of directors. Mr. Camus is also required to continue to hold any Shares acquired during his term for so long as he remains in office. As a result, Mr. Camus confirmed that he does not intend to tender the Shares he holds into the Offer, it being understood that, in the event such holding requirements are no longer in effect, Mr. Camus may tender some or all of such Shares into the Offer, or the Reopened Offer, if applicable.

The foregoing does not include any Securities over which, or with respect to which, any director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Alcatel-Lucent’s board of directors also confirmed that, pursuant to the terms of the Memorandum of Understanding, Alcatel-Lucent will, and will cause each of its subsidiaries to, tender into the Offer all Securities held by Alcatel-Lucent or any of its subsidiaries as of the

The offer and the draft response offer document remain subject to the review of the AMF date of the opening of the Offer, other than those Securities held for purposes of (i) Shares to be granted in lieu of accelerated Performance Shares, and (ii) Shares to be granted pursuant to the replacement of the 2014 Stock Option plan.”

In the course of reaching its determination that the Offer is in the best interests of Alcatel-Lucent, its employees and its stakeholders (including holders of Shares and holders of other Securities) and its recommendation that holders of the Securities accept the Offer and tender their Securities into the Offer, Alcatel-Lucent’s board of directors considered numerous factors, including the factors specified in the foregoing discussion and the factors discussed in Section 1.2.4 of the draft response offer document “Reasons for Approving the Memorandum of Understanding”. The foregoing discussion of information and factors considered and given weight by Alcatel-Lucent’s board of directors is not intended to be exhaustive, but is believed to include all of the principal factors considered by Alcatel-Lucent’s board of directors in making its determination and recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer, Alcatel-Lucent’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of Alcatel-Lucent’s board of directors may have given different weights to different factors.

In arriving at their respective determination and recommendations, the directors of Alcatel were aware of the interests of executive officers and directors of Alcatel-Lucent as set forth in Section 8 of the draft response offer document “ Effect of the Offer on Shares, ADSS, OCEANES and Share- and Equity-Based Incentive Plans”.

The full text of Zaoui’s updated written opinion dated October 28, 2015, which sets forth a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Zaoui in preparing its updated opinion, is attached as Annex A to the draft response offer document.

An unofficial English translation of the full text of the Independent Expert Report, dated October 28, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is fully reproduced in Section 5 of the draft response offer document, and Alcatel-Lucent urges holders of the Securities to carefully read the Independent Expert Report in its entirety.

6	CONCLUSIONS OF THE REPORT OF THE INDEPENDENT EXPERT

In accordance with Articles 261-1 et seq. of the AMF General Regulation, the firm Associés en Finance, represented by Bertrand Jacquillat, was appointed as Independent Expert by the board of directors of the Company on June 4, 2015 in order to deliver a report on the financial conditions of the Offer.

The conclusions of this report, established on October 28, 2015, are as follows:

“This fairness opinion of Associés en Finance has been determined in the context of the planned public exchange offer that Nokia intends to launch on all securities issued or to be issued by Alcatel-Lucent (ordinary shares and OCEANE). The proposed exchange ratios are 0.5500 Nokia share for 1 Alcatel-Lucent share, 0.6930 Nokia share for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2019, 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020.

The offer and the draft response offer document remain subject to the review of the AMF

The Nokia offer is a voluntary offer and the combination with Alcatel-Lucent would create a worldwide leader in telecommunication networks with a diversified geographic coverage and a large scope of activities.

The Offer is optional for both Alcatel-Lucent shareholders and Alcatel-Lucent OCEANE owners in the sense that they can choose to tender their securities to the offer or not.

Our work, through a multi-criteria analysis, has led to the following results:

•	The exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share shows a premium of +6% to the implied ratio based on share prices on the 9th of April 2015 and a premium between +9% and +14%, to the VWAP 1, 2 and 3 months of both shares. Given numerous rumors about consolidation scenarios in the sector and notably around Alcatel-Lucent and Nokia, it is likely that the Alcatel-Lucent share price was already incorporating a speculative premium. As a matter of fact, the exchange ratio on VWAP 6 and 9 months before the 9th of April shows a premium of +27% and +29% respectively.

•	Looking at a diversified sample of Telecom Equipment manufacturers, the comparable companies valuation analysis, based on 23rd of October market forecast consensus, leads to an average implied parity of 0.50. At 0.5500 Nokia share for 1 Alcatel-Lucent share, the proposed exchange ratio provides a premium of +10% to the valuation of the two companies using the comparable valuation approach.

•	The intrinsic valuation of the two groups based on the Discounted Cash Flow methodology (DFC to firm or DCF to equity) using, for the short term market consensus forecast and for the longer term Trival modeling, leads to an implied parity between 0.48 and 0.52 based on market conditions prevailing on the 23rd of October 2015 and without taking into account any impact of the combination. Hence, the exchange ratio of 0.5500 Nokia share for 1 Alcatel-Lucent share provides a premium of +6% to +14% to these implied parities.

Based on the above, at 0.5500 Nokia share for 1 Alcatel-Lucent share, the exchange ratio is fair for Alcatel-Lucent shareholders.

The Exchange Offer, for both Alcatel-Lucent shares and Alcatel-Lucent OCEANEs, entails a change, during the offer period, in the conversion ratios of the various OCEANEs. The offer for the OCEANEs takes into account this conversion adjustment. Thus, the number of Nokia shares to be created will depend on the success ratio of the offer, in particular for the different OCEANEs. However, regardless of the result of the offer for the OCEANEs and the number of Nokia shares that will consequently be issued, the share exchange ratio of 0.5500 is higher than the implicit parities coming from the DCF calculation performed by Associés en Finance at 23rd of October market conditions. Hence confirming that the offer for the shares is fair.

Beyond the premium that they will get compared to the intrinsic valuation, Alcatel-Lucent shareholders, who will tender their shares, will become invested in one of the most liquid shares of the Euro zone and it is expected that the liquidity of the share will further increase should the offer be successful. In addition those shareholders will be in a position to benefit from potential incremental value creation if the planned synergies materialize.

The offer and the draft response offer document remain subject to the review of the AMF

The offer is optional for the OCEANE holders and allows them, should they tender their OCEANE, to benefit from the same financial conditions that they would get if they decide first to convert their OCEANE into shares and then tender these shares to the offer. Therefore there is no breach of parity between shareholders and OCEANE holders.

On the announcement date of the contemplated combination, the proposed offer to the OCEANE holders displays a premium to the intrinsic value and to the listed price of each OCEANE. On the 23rd of October, the exchange ratio shows a substantial premium to the listed and to the intrinsic value of the 2018 OCEANE and a very small discount (below 5% on average) to the listed and intrinsic value of the OCEANE 2019 and 2020 based on a 1-month or 3-month average. The exchange ratio proposed during the offer is equivalent to the spot listed price of the OCEANE bonds and to their intrinsic values at 23 October 2015. It is important to mention that the listed price and the intrinsic value of the OCEANE reflect current market conditions and current liquidity levels. OCEANE holders that would choose to keep their OCEANE would, should the offer be successful, take the risk of a substantial drop of the underlying shares’ liquidity and of the OCEANEs’ liquidity. On the other hand, should the offer fail, they would take the risk of a potential drop of the Alcatel-Lucent shares. Hence, the exchange ratio of 0.6930 Nokia shares for 1 Alcatel-Lucent OCEANE 2018, 0.7040 Nokia shares for 1 Alcatel-Lucent OCEANE 2019 and 0.7040 Nokia share for 1 Alcatel-Lucent OCEANE 2020 is fair.

Associés en Finance‘s valuation work and the above explanations lead us to conclude that the terms of the optional exchange offer by Nokia on Alcatel-Lucent shares and OCEANEs are fair.”

7	CONCLUSIONS OF THE OPINION OF THE WORKS COUNCIL

The works council of Alcatel-Lucent issued an opinion on the conditions of the Offer on June 1, 2015. The conclusions of this opinion were as follows: “In conclusion, other solutions were without doubt possible but we do not oppose the proposed sale of ALU to Nokia.”

The offer and the draft response offer document remain subject to the review of the AMF

8	CONTACTS

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

SEVERINE LEBRE-BADRE	severine.lebre-badre@alcatel-lucent.com	T: +33 (0)1 55 14 12 54
SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

Disclaimer

This press release was prepared for informational purpose only. It is not an offer to the public and it is not for diffusion in any other country than France. The diffusion of this press release, the Offer and its acceptance may be subject to specific regulations or restrictions in certain countries. The Offer is not made for persons subject to such restrictions, neither directly nor indirectly, and may not be accepted in any way from a country where the Offer would be subject to such restrictions. Consequently, persons in possession of this press release shall inquire about potential applicable local restrictions and comply with them. Alcatel-Lucent excludes all liability in the event of any breach of the applicable legal restrictions by any person.